Exhibit 99.1

AsiaStrategy

AsiaStrategy

Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars, except for the number of shares)

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$1,314,050	$1,464,381
Accounts receivable, net	23,790	42,945
Inventories, net	3,328,385	7,126,014
Investment in equity securities, current	17,175,112	17,619,921
Digital assets, current	452,628	—
Amount due from a related party	5,957	2,110
Loans receivable, net	5,503,702	5,448,697
Prepaid expenses, current	588,514	271,127
Deposits and other current assets, net	506,720	172,380
Total current assets	28,898,858	32,147,575

Property and equipment, net	3,964	4,273
Digital assets, non-current	—	2,702,943
Restricted digital assets	1,758,924	—
Investment in equity securities, non-current	5,185,711	3,477,900
Operating lease right-of-use asset, net	707,728	828,697
Prepaid expenses, non-current	437,500	562,500
Total assets	$36,992,685	$39,723,888

Liabilities and shareholders’ equity
Liabilities
Current liabilities
Accounts payable	$780,463	$3,481,090
Bank borrowings, current	626,985	1,173,306
Contract liabilities	20,259	24,623
Accrued expenses and other current liabilities	266,324	257,672
Total current liabilities	1,694,031	4,936,691
Bank borrowings, non-current	2,844,813	2,986,935
Third party borrowing	1,340,702	—
Convertible debts	10,000,000	10,000,000
Total liabilities	$15,879,546	$17,923,626

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares ($0.0005 par value, 100,000,000 shares authorized; 24,864,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	$12,432	$12,432
Additional paid-in capital	10,142,644	10,142,644
Retained earnings	11,006,571	11,655,269
Accumulated other comprehensive loss	(48,508)	(10,083)
Total shareholders’ equity	$21,113,139	$21,800,262
Total liabilities and shareholders’ equity	$36,992,685	$39,723,888

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2026	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$6,122,827	$4,387,569	$7,925,428
Cost of revenue	(5,982,436)	(4,212,332)	(7,384,144)
Gross profit	140,391	175,237	541,284

Operating expenses
Selling and marketing	(54,776)	(38,863)	(33,445)
General and administrative	(1,063,769)	(658,888)	(626,536)
Total operating expenses	(1,118,545)	(697,751)	(659,981)

Loss from operations	(978,154)	(522,514)	(118,697)

Other income (expense)
Interest expense	(241,278)	(117,354)	(144,234)
Interest income	60,919	24,245	1,442
Unrealized losses on digital assets	(867,554)	—	—
Unrealized gains on investment in equity securities, net	1,263,002	—	—
Sundry income (expense), net	114,367	(1,667)	3
Total other income (expense), net	329,456	(94,776)	(142,789)

Loss before income taxes	(648,698)	(617,290)	(261,486)
Income tax benefits	—	54,143	43,363
Net loss	(648,698)	(563,147)	(218,123)
Foreign currency translation adjustments	(38,425)	(23,643)	(498)
Total comprehensive loss	$(687,123)	$(586,790)	$(218,621)

Loss per share*
Ordinary shares – basic and diluted	$(0.0261)	$(0.0240)	$(0.0109)

Weighted average shares outstanding used in calculating basic and diluted loss per share*
Ordinary shares – basic and diluted	24,864,000	23,509,923	20,000,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ (Deficit) Equity
(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended June 30, 2024

						Accumulated
				Additional		other
	Ordinary shares*		Subscription	paid-in	Accumulated	comprehensive
	Shares	Amount	receivable	capital	deficit	income	Total
Balance as of December 31, 2023 (Audited)	20,000,000	$10,000	$(10,000)	$1,282	$(596,161)	$3,367	$(591,512)
Net loss	—	—	—	—	(218,123)	—	(218,123)
Foreign currency translation adjustment	—	—	—	—	—	(498)	(498)
Balance as of June 30, 2024 (Unaudited)	20,000,000	$10,000	$(10,000)	$1,282	$(814,284)	$2,869	$(810,133)

For the Six Months Ended June 30, 2025

					Accumulated
			Additional		other
	Ordinary shares*		paid-in	Accumulated	comprehensive
	Shares	Amount	capital	deficit	income (loss)	Total
Balance as of December 31, 2024 (Audited)	22,200,000	$11,100	$2,000,182	$(638,380)	$377	$1,373,279
Issuance of ordinary shares pursuant to initial public offering (“IPO”), net of offering cost	2,664,000	1,332	8,142,462	—	—	8,143,794
Net loss	—	—	—	(563,147)	—	(563,147)
Foreign currency translation adjustment	—	—	—	—	(23,643)	(23,643)
Balance as of June 30, 2025 (Unaudited)	24,864,000	$12,432	$10,142,644	$(1,201,527)	$(23,266)	$8,930,283

For the Six Months Ended June 30, 2026

					Accumulated
			Additional		other
	Ordinary shares*		paid-in	Retained	comprehensive
	Shares	Amount	capital	earnings	loss	Total
Balance as of December 31, 2025 (Audited)	24,864,000	$12,432	$10,142,644	$11,655,269	$(10,083)	$21,800,262
Net loss	—	—	—	(648,698)	—	(648,698)
Foreign currency translation adjustment	—	—	—	—	(38,425)	(38,425)
Balance as of June 30, 2026 (Unaudited)	24,864,000	$12,432	$10,142,644	$11,006,571	$(48,508)	$21,113,139

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2026	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(648,698)	$(563,147)	$(218,123)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	541	629	615
Amortization of operating lease right-of-use asset	115,026	—	—
Allowance (recovery) of expected credit losses	3,312	46,586	(5,421)
Write-downs of inventories	105,024	9,267	5,976
Net realized gains on digital assets	(105,767)	—	—
Unrealized losses on digital assets	867,554	—	—
Expenses paid with digital assets	554,317	—	—
Interest income received with digital assets	(1,715)	—	—
Gain on loan settlement with digital assets	(8,869)	—	—
Unrealized gains on investment in equity securities, net	(1,263,002)	—	—
Deferred tax benefit	—	(54,143)	(43,363)

Changes in operating assets and liabilities:
Accounts receivable	18,876	(17,695)	147,672
Inventories	3,647,735	(1,161,043)	715,627
Prepaid expenses	(192,486)	(906,646)	(9,041)
Deposits and other current assets	(335,611)	(402,089)	474,285
Accounts payable	(2,680,621)	246	(33,167)
Contract liabilities	(4,190)	1,912	47,178
Accrued expenses and other current liabilities	9,123	44,108	(33,120)
Net cash provided by (used in) operating activities	80,549	(3,002,015)	1,049,118

Cash flows from investing activities:
Purchase of property and equipment	(262)	(4,800)	—
Purchase of digital assets	(99,764)	—	—
Proceeds from disposal of digital assets	626,337	—	—
Advances of loans receivable	(88,065)	(2,830,660)	—
Net cash provided by (used in) investing activities	438,246	(2,835,460)	—

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to Initial Public Offering (“IPO”), net of issuance cost	—	9,298,294	—
Proceeds from bank borrowings	1,683,135	2,139,730	1,789,916
Repayments of bank borrowings	(2,341,924)	(2,067,351)	(3,105,648)
Repayments (to) from a related party	(3,863)	7,908	1,145,426
Payments of offering costs related to IPO	—	(514,913)	(339,727)
Net cash (used in) provided by financing activities	(662,652)	8,863,668	(510,033)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(6,474)	(76,448)	1,242
Net (decrease) increase in cash and cash equivalents, and restricted cash	(150,331)	2,949,745	540,327
Cash and cash equivalents, and restricted cash, beginning of the period	1,464,381	3,020,683	1,497,894
Cash and cash equivalents, and restricted cash, end of the period	$1,314,050	$5,970,428	$2,038,221

Reconciliation of cash and cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$1,314,050	$5,591,343	$1,660,198
Restricted cash	—	379,085	378,023
Total cash and cash equivalents, and restricted cash	$1,314,050	$5,970,428	$2,038,221

Supplemental disclosures of cash flow information:
Interest paid	93,333	117,354	144,234

Supplemental disclosure of non-cash investing and financing activities:
Deferred IPO cost charged to additional paid-in capital	—	2,513,538	—
Settlement of the sale proceeds of life insurance policies with amount due to a related party	—	—	813,480
Proceeds from third party borrowing received in digital assets	1,340,702	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Description of Business

AsiaStrategy (formerly known as Top Win International Limited) (“AsiaStrategy” or “the Company”) is a company incorporated in the Cayman Islands with limited liability on June 27, 2024. AsiaStrategy is a parent holding company with no operations. On August 5, 2025, the Company changed its legal name from Top Win International Limited to AsiaStrategy.

Grand Moon International Limited (“Grand Moon”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 4, 2024. Grand Moon has 10,000 ordinary shares outstanding with no par value. Grand Moon is an investment holding company with no operations.

Top Win International Trading Limited (“Top Win Hong Kong”), a wholly-owned subsidiary of Grand Moon, is a private company limited by shares incorporated in Hong Kong on June 15, 2001. Top Win Hong Kong had a share capital of HK$10,000 as of both June 30, 2026 and December 31, 2025. Top Win Hong Kong’s primary business activity is trading of luxury watches.

AsiaStrategy Topwin SG Pte. Limited (“AsiaStrategy SG”), a wholly-owned subsidiary of the Company, is a private company limited by shares incorporated in Singapore on May 19, 2025. AsiaStrategy SG has 10,000 ordinary shares outstanding. AsiaStrategy SG is an investment holding company with no operations.

AsiaStrategy (BVI) Limited (“AsiaStrategy BVI”), a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on June 6, 2025. AsiaStrategy BVI has 10,000 ordinary shares outstanding with par value $1.0 per share. AsiaStrategy BVI is an investment holding company with no operations.

AsiaStrategy Topwin Limited (“AsiaStrategy Topwin”), a wholly-owned subsidiary of Top Win Hong Kong, is a private company limited by shares incorporated in Hong Kong on September 30, 2025. AsiaStrategy Topwin had a share capital of HK$10,000. AsiaStrategy Topwin has no operations as of June 30, 2026.

Top Asia Capital Limited (“Top Asia”), a wholly-owned subsidiary of Top Win Hong Kong, is a company incorporated in the British Virgin Islands (“B.V.I”) with limited liability on October 14, 2025. Top Asia has 10,000 ordinary shares outstanding with par value $1.0 per share. Top Asia has no operations as of June 30, 2026.

The Company, together with its subsidiaries (collectively, the “Group”), primarily operates in Hong Kong, and its principal business activity is the trading of luxury watches. The Group primarily sources its luxury watches from Hong Kong, South America, Europe and Singapore, and sells these goods to retailers and other distributors in the watch industry. Going forward, AsiaStrategy is expanding into the Web3 ecosystem, with digital assets becoming an additional focus of its future business development. As of June 30, 2026, the Group held digital assets with a value of $2,211,552 and recognized an unrealized loss on digital assets of $867,554 and realized gains on digital assets of $105,767 for the six months ended June 30, 2026. The Group actively monitors its exposure to volatility in the cryptocurrency market.

The Company completed its initial public offering on the NASDAQ in April 2025, issuing 2,664,000 ordinary shares at a price of $4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on April 1, 2025, which granted the underwriter a 45-day option to purchase up to an additional 399,600 ordinary shares to cover any over-allotment. The underwriter did not exercise the over-allotment option. The initial public offering closed on April 3, 2025, with gross proceeds totaling $10,656,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on April 2, 2025 on The Nasdaq Capital Market under the trading symbol “TOPW”. Subsequently on May 27, 2025, the Company changed the trading symbol for its ordinary shares to “SORA” (from “TOPW”).

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

1. Organization and Description of Business (cont.)

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company, and each of the following entities as of June 30, 2026:

Name of Company	Place of Incorporation	Attributable equity interest %	Issued share capital
Grand Moon	B.V.I.	100%		—
Top Win Hong Kong	Hong Kong	100%	HK$	10,000
AsiaStrategy BVI	B.V.I.	100%	US$	10,000
AsiaStrategy SG	Singapore	100%	US$	10,000
AsiaStrategy Topwin	Hong Kong	100%	HK$	10,000
Top Asia	B.V.I.	100%	US$	10,000

Reorganization

Reorganization was completed on July 25, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for the subsidiaries of its group.

Immediately before the Reorganization, Top Win Hong Kong was wholly owned and controlled by Mr. Sit Hon and functioned as the sole operational entity. AsiaStrategy was established on June 27, 2024, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On the same day of its incorporation, 100% ownership of AsiaStrategy was transferred from the registered agent to Pride River Limited, a B.V.I company 100% owned by Mr. Sit Hon at the time.

Grand Moon was established on June 4, 2024, by a registered agent in the B.V.I. On July 9, 2024, 100% ownership of Grand Moon, was transferred from the registered agent to AsiaStrategy. Grand Moon served as a holding company and had not engaged in any business activities before the transfer. Subsequently on July 25, 2024, Grand Moon acquired 10,000 shares of Top Win Hong Kong from Mr. Sit Hon, representing the entire issued share capital of Top Win Hong Kong at the time, for a consideration of HK$10,000, thereby completing the Reorganization.

Immediately before and after the Reorganization, AsiaStrategy, Grand Moon, and Top Win Hong Kong remained under the complete ownership and control of Mr. Sit Hon. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Subsequent to the re-organization, Mr. Sit Hon was divested from his interest in the Company on October 29, 2024.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

2. Liquidity

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Group recorded net cash inflow from operating activities of $80,549 and $1,049,118 for the six months ended June 30, 2026 and 2024, respectively, and cash outflow in operating activities of $3,002,015 for the six months ended June 30, 2025. The Group recorded net losses of $648,698, $563,147 and $218,123 for the six months ended June 30, 2026, 2025 and 2024.

As of June 30, 2026, the Group had working capital of $27,204,827 and the Group had $1,314,050 in cash and cash equivalents. As of December 31, 2025, the Group had positive working capital of $27,210,884 and $1,464,381 in cash and cash equivalents. Considering all facts and information on hand, management expects the Group’s cash on hand is sufficient to finance its working capital requirements within the normal operating cycle of a twelve-months period from the date of these unaudited condensed consolidated financial statements are issued. The Group may require additional financing in the event of an adverse operating environment, unanticipated capital expenditure needs, or a decision to accelerate growth. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities, would likely result in immediate and potentially material dilution to existing shareholders.

3. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements for the six months ended June 30, 2026, 2025 and 2024 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended June 30, 2026, 2025 and 2024 are not necessarily indicative of results to be expected for the full years ending or ended December 31, 2026, 2025 and 2024. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025, 2024 and 2023.

These unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses against financial assets, write-down of inventories and allowance for deferred tax assets, accounting of operating lease right-of-use assets, and valuation of investment in equity securities, non-current. Actual results could differ from the estimates, and as such, differences could be material to these unaudited condensed consolidated financial statements.

Cash and cash equivalents

Cash includes balances maintained with banks which are unrestricted and immediately available for withdrawal and use, as well as cash on hand. Cash equivalents include short-term, highly liquid deposits held in the securities trading account, which are readily convertible to known amounts of cash and could be withdrawn without limitation.

Digital assets

The Group accounts for digital assets in accordance with the applicable provisions of U.S. GAAP. In determining the appropriate accounting for a digital asset, the Group first evaluates whether any asset classification other than intangible asset would be appropriate. If so, the Group would apply the relevant accounting for that asset class. If none of these classifications are appropriate, the Group may need to apply the guidance on intangible assets by default.

For digital assets that meet all of the scope criteria in Subtopic 350-60, Intangibles—Goodwill and Other—Crypto Assets, the Group applies the subsequent measurement and disclosure requirements of Subtopic 350-60. For digital assets that do not meet the scope criteria of Subtopic 350-60 and do not qualify for any asset classification, they are likely to meet the definition of an intangible asset and would generally be accounted for under Subtopic 350-30 as indefinite-lived intangible assets measured at cost less impairment.

For digital assets within the scope of Subtopic 350-60, the Group subsequently measures such assets at fair value at each reporting date in accordance with ASC 820, Fair Value Measurement. Fair value is generally determined based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy when such quoted prices represent unadjusted quoted prices in active markets for identical assets that are accessible to the Group. Changes in fair value are recognized in net income and presented as unrealized gains (losses) on digital assets in the unaudited condensed consolidated statements of operations and comprehensive loss.

The Group held digital assets consisting of Bitcoin (“BTC”), Tether USD (“USDT”), USD Coin (“USDC”) and XRP for investment and treasury diversification purposes, as well as for use in meeting its operational needs. The Group’s digital assets are initially recorded at cost, including transaction costs and fees directly attributable to their acquisition. BTC and XRP meet all of the scope criteria in Subtopic 350-60 because they are fungible, cryptographically secured digital assets that reside on blockchain-based distributed ledgers, lack physical substance, do not provide the Group with enforceable rights to or claims on underlying goods, services, or other assets, and were not created or issued by the Group or any of its related parties. For USDT and USDC, the Group evaluated the contractual rights associated with its holdings, including whether the Group has enforceable rights to or claims on underlying goods, services or other assets. Based on the terms applicable to the Group’s holdings and the manner in which USDT and USDC were acquired and held, the Group does not have enforceable right to, or claims on, underlying cash, services or other assets. Accordingly, all digital assets held by the Group meet all of the criteria in Subtopic 350-60 and are subsequently measured at fair value.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

As of June 30, 2026, 30 Bitcoins held by the Group, with a fair value of $1,758,924, were pledged as collateral under a third-party loan agreement to secure borrowing facilities. The loan agreement and the corresponding pledge are subject to a three-year term commencing on February 10, 2026, the drawdown date. Such Bitcoins are considered as restricted digital assets due to the pledge arrangement, and the Group shall not dispose of or encumber the pledged token interest without the lender’s prior written consent during the agreement term.

All other digital assets are held with a third-party qualified custodian and are not subject to contractual sale restrictions. The Group does not engage in staking or mining activities. During the six months ended June 30, 2026, the Group advanced a USDT-denominated loan to a third party, as described in Note 10. Digital assets that the Group intends to hold for the long term, or that are subject to restrictions on use or disposal beyond twelve months after the reporting date, are classified as non-current digital assets. All other digital assets are classified as current digital assets. This classification is reassessed at each reporting date.

Investment in equity securities

The Group accounts for its investment in equity securities in accordance with ASC 321, Investments—Equity Securities. Investment in equity securities comprise the following:

(i) investment in equity securities, current

Investment in equity securities, current, represents publicly traded equity securities measured at fair value. Fair value is determined in accordance with ASC 820, Fair Value Measurement (“ASC 820”), based on quoted prices in active markets for identical assets, which are classified as Level 1 inputs. Changes in fair value, including unrealized holding gains and losses and realized gains and losses upon sale, are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss as a component of other income (expense). These investments are classified as current assets because the securities are readily marketable and may be sold to meet liquidity needs, if necessary.

(ii) investment in equity securities, non-current

Investment in equity securities, non-current, represents investments in private equity funds. The Group does not have the ability to exercise significant influence over these private equity funds. Accordingly, the Group estimates the fair value of these investments using the net asset value per share, or its equivalent, as a practical expedient in accordance with ASC 820 (the “NAV practical expedient”). Changes in fair value, including unrealized holding gains and losses and realized gains and losses upon sale, are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss as a component of other income (expense).

The Group evaluates its investments in equity securities at each reporting date. If facts and circumstances indicate that the fair value of an investment in a private equity fund is less than the value determined using the NAV practical expedient, the investment is adjusted to its estimated fair value, with the change in fair value recognized in net income and presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

The Group evaluates each individual investment periodically for indicators of changes in fair value and appropriate classification and presentation.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. The Group adopted ASU No.2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) on its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is recognized under “general and administrative” in the unaudited condensed consolidated statements of operations and comprehensive loss. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line or product offered and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of June 30, 2026 and December 31, 2025, the Group provided allowance for expected credit losses against accounts receivable of $nil and $nil, respectively.

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost of inventories are determined using the first in first out method. Management reviews inventories for obsolescence and slow-moving inventories periodically and writes down the inventories to net realizable value when the carrying value exceeds net realizable value. A write-down establishes a new cost basis for the inventories and is not subsequently reversed. For the six months ended June 30, 2026, 2025 and 2024, the write-downs of inventories were $105,024, $9,267 and $5,976, respectively.

Loans receivable, net

Loans receivable are initially recognized at the amount of cash advanced, net of any origination fees received and direct transaction costs incurred. Loans receivable are subsequently measured at amortized cost using the effective interest method. The amortized cost basis represents the unpaid principal balance, adjusted for unamortized premiums or discounts, deferred loan fees and costs, if any. Loans receivable are classified as current assets since the loans are scheduled to mature within one year.

The Group assesses credit risk and evaluates collectability of loans receivable on an ongoing basis in accordance with ASC 326, Financial Instruments – Credit Losses. The Group reviews loans receivable on a regular basis and makes allowance for expected credit losses if there is evidence indicating that loans receivable may be unrecoverable based on the Group’s historical losses, specific circumstances, and general economic conditions. As of June 30, 2026 and December 31, 2025, the balances of allowance for expected credit loss against loans receivable were $93,473 and $90,849, respectively.

Prepaid expenses

Prepaid expenses are comprised of prepaid consultancy fees, professional fees and office supplies. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit loss assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Deposits and other current assets, net

Deposits and other current assets are comprised of other receivables and deposits, including rental deposits and interest receivables. The Group adopted ASC 326 on its other current assets. The new credit losses guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures expected credit losses on its other current assets using the current expected credit loss model under ASC 326. As of June 30, 2026 and December 31, 2025, the balances of allowance for expected credit loss against other current assets were $2 and $2, respectively.

Leases

The Group adopted ASU No. 2016-02, Leases (“Topic 842”), which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is the lessee of a non-cancellable operating lease for corporate office premises. The Group determines if the arrangements are lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases.

Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of June 30, 2026 and December 31, 2025, the Group did not recognize any impairment loss against its ROU assets.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Office equipment	5 years
Furniture and fixture	5 years
Motor vehicle	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful lives of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive loss under other income or expenses.

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of June 30, 2026 and December 31, 2025, no impairment of long-lived assets was recognized.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct sales transaction as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Group has only one principal revenue stream, which is the trading of luxury watches. The Group carried out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions.

The Group enters into a distinct agreement with its customers, through sales order and sales invoice, to sell luxury watches in exchange for sales proceeds. The Group’s promise to sell watches to its customers is considered distinct and is identified as one performance obligation. The shipping term is local delivery in Hong Kong. The Group charges its customers sales proceeds at a fixed amount, which is explicitly stated in the sales order and sales invoice and is based on the unit price and quantity supplied to the customer. The Group usually does not offer a credit period to its customers; customers are required to make payment in advance or pay upon delivery. Under some circumstances, customers may settle the sales proceeds after delivery, but the aging of such receivables would normally be less than 30 days.

Customers’ obligation to make payment upon or before delivery, and physical possession of watches indicates that control over the assets is transferred to the customer upon delivery. Furthermore, upon delivery, customers take on the risks and rewards associated with ownership of the luxury watches and are ready to derive benefits from the assets. Consequently, revenue from the sales of luxury watches is recognized at a point in time when the transaction and the Group’s performance obligation are completed, as evidenced by the delivery of watches.

Warranty

Under ASC 460, Guarantees, at the time a sale is recognized, the Group shall record estimated future warranty costs. These estimated costs for warranties are determined at completion and are not for warranties separately sold by the Group. Generally, the estimated claim rates of warranties are based on actual warranty experience or the Group’s best estimate. There were no such reserves for the six months ended June 30, 2026, 2025 and 2024, because the Group considered that the claim rates of warranties had been immaterial historically and are expected to remain immaterial for the periods in question.

Contract assets and contract liabilities

The Group classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it transfers the goods in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2026 and December 31, 2025, the Group did not have any contract assets.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under sales arrangements. The revenue recognized for the six months ended June 30, 2026, 2025 and 2024 that was previously included in the contract liabilities as of December 31, 2025, 2024 and 2023 was $24,494, $nil and $3,082, respectively. As of June 30, 2026 and December 31, 2025, the balances of contract liabilities were $20,259 and $24,623, respectively.

Cost of revenue

Cost of revenue primarily consists of the cost of luxury watches and incremental transportation expenses incurred for the sales and delivery of watches.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (approximately $3,834). For the six months ended June 30, 2026, 2025 and 2024, the total amount charged in respect of the Group’s costs incurred in the scheme were $4,661, $5,712 and $6,826, respectively.

Borrowing costs

All borrowing costs are recognized as finance expense in the unaudited condensed consolidated statements of operations and comprehensive loss in the period in which they are incurred.

Convertible debts

The Group accounts for its convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options. Upon initial recognition, convertible debts are recorded as liabilities at the proceeds received, net of unamortized debt issuance costs, discounts, or premiums, as applicable. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability and are amortized to interest expense using the effective interest method.

The Group did not elect the fair value option for its convertible debt instruments. The Group evaluates the embedded conversion feature and any other embedded features in such instruments under ASC 815-15, Derivatives and Hedging—Embedded Derivatives, to determine whether bifurcation is required. The Group concluded that the embedded conversion feature in its convertible debt instruments is not required to be separately accounted for as a derivative. Accordingly, the convertible debt instruments are accounted for wholly as debt and are subsequently measured at amortized cost.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the unaudited condensed consolidated statements of operations and comprehensive loss, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of June 30, 2026 and December 31, 2025.

Segment reporting

The Group determines its operating segments in accordance with ASC 280, Segment Reporting, using the management approach. Under this approach, operating segments are identified based on the internal reports regularly reviewed by the Group’s chief operating decision maker (the “CODM”) for purposes of allocating resources and assessing performance. The Group’s CODM is its Chief Executive Officer.

The CODM reviews and evaluates the Group’s operating results, allocates resources, and assesses performance on a consolidated basis. The CODM uses segment net loss, which is consistent with consolidated net loss as reported in the unaudited condensed consolidated statements of operations and comprehensive loss, as the primary measure of segment performance and resources allocation. The CODM also reviews total consolidated assets as the measure of segment assets. In addition, the CODM reviews consolidated functional expense information, including selling and marketing expenses and general and administrative expenses, together with other consolidated income and expense items, including interest expense, sundry income (expense), net, and income tax benefit.

During the six months ended June 30, 2026, 2025 and 2024, the Group had one principal revenue generating activity, namely the trading of luxury watches. The Group conducts its business activities and operations in Hong Kong, and substantially all transactions are concluded and completed in Hong Kong under similar economic characteristics and conditions. The Group does not have separate operating divisions for which discrete financial information is regularly reviewed by the CODM. Accordingly, the Group has determined that it operates as a single operating segment and a single reportable segment.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Group not using the U.S. Dollars as its functional currency.

Earnings (loss) per share

Earnings (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the period.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. Basic and diluted earnings (loss) per ordinary share are presented in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

ASC 260 considers all convertible securities, including convertible debt, which by their terms may be converted into common stock of the reporting entity, as potential common shares. Share-settled convertible debt is generally included in diluted earnings (loss) per share using the if-converted method, a method of computing earnings (loss) per share data that assumes conversion of convertible securities at the beginning of the reporting period (or at time of issuance, if later).

On October 13, 2025, the Company issued convertible debts with an aggregate principal amount of $10,000,000, bearing interest at 3.0% per annum and maturing three years from the issuance date (the “Maturity Date”). Holders of the convertible debts have the option to convert into the Company’s ordinary shares at an initial conversion price of $4.64 per share at any time commencing six months after the issuance date and terminating on the tenth trading day immediately preceding the Maturity Date. Under the if-converted method, interest expenses on convertible debts are added back to the diluted earnings (loss) per share numerator, and to the extent nondiscretionary adjustments based on income made during the period would have been computed differently had the interest on convertible debts never been recognized, the numerator shall be appropriately adjusted.

The diluted loss per share for the six months ended June 30, 2026 calculated under the if-converted method would be $(0.0185) per share, compared with the basic loss per share of $(0.0261) per share. The assumed conversion would result in a decrease in the loss per share and therefore would have an anti-dilutive effect. Accordingly, the potentially issuable shares from the convertible debts are excluded from the diluted loss per share computation, and the basic and diluted loss per share for the six months ended June 30, 2026 are the same, amounting to $(0.0261) per share.

Diluted loss per share for the six months ended June 30, 2026, 2025 and 2024 were $(0.0261), $(0.0240), and $(0.0109) per share, respectively.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

Translation of foreign currencies

The functional currency of the Group’s Hong Kong entities is Hong Kong Dollars (“HKD” or “HK$”) and the functional currency of the entities in the Cayman Islands, B.V.I, and Singapore is U.S. Dollars (“US$” or “$”). The Group’s unaudited condensed consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in the functional currency at the balance sheet dates are translated to US$ at the applicable rates of exchange in effect at those dates. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income or loss in the unaudited condensed consolidated statements of changes in shareholders’ (deficit) equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the exchange rates between HK$ and US$ that are used in preparing these unaudited condensed consolidated financial statements:

	As of
	June 30, 2026	December 31, 2025
Year-end spot rate	7.8420	7.7833

	For the six months ended June 30,
	2026	2025	2024
Average rate	7.8243	7.7917	7.8191

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1	—	Quoted prices in active markets for identical assets and liabilities.

Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

As of June 30, 2026 and December 31, 2025, the Group’s financial instruments comprised primarily cash and cash equivalents, accounts receivable, investment in equity securities, other current assets, loans receivable, accounts payable, bank borrowings, third party borrowing, convertible debts, amount due from a related party, accrued expenses and other current liabilities.

For publicly traded equity securities, the Group concludes the fair value of its investments is determined based on quoted prices in active markets for identical assets (Level 1 inputs). For investments in private equity funds, as a practical expedient, the Group uses NAV or its equivalent to measure the fair value of its investments which the Group does not have the ability to exercise significant influence.

Additionally, the Group concludes that the fair value of the Group’s bank borrowings approximates their carrying value as the bank borrowings are subject to floating rates that are close to the market interest rate. For the other financial instruments, the carrying amounts approximate their fair values due to the short-term nature of these instruments.

The Group’s digital assets are not financial instruments. They are crypto assets within the scope of ASC 350-60 and, as described above under “Digital assets”, are measured at fair value on a recurring basis in accordance with ASC 820. They are included in the table below so that the amounts measured at fair value reconcile to the unaudited condensed consolidated balance sheets.

As of June 30, 2026 and December 31, 2025, the Group held certain assets that are required to be measured at fair value on a recurring basis:

Assets measured at fair value on a recurring basis	Fair value hierarchy	Fair value as of June 30, 2026
Restricted digital assets - Bitcoin	Level 1	$1,758,924
Digital assets – USDT and USDC	Level 1	452,628
Investment in equity securities, current - DV8 Public Company Limited	Level 1	17,175,112
Investment in equity securities, non-current - ASP LLC portfolio	Net asset value as a practical expedient	$5,185,711

Assets measured at fair value on a recurring basis	Fair value hierarchy	Fair value as of December 31, 2025
Digital assets - Bitcoin	Level 1	$2,625,574
Digital assets - USDT	Level 1	77,369
Investment in equity securities, current - DV8 Public Company Limited	Level 1	17,619,921
Investment in equity securities, non-current - ASP LLC portfolio	Net asset value as a practical expedient	$3,477,900

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies (cont.)

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”), which clarified that ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. The Group expects the adoption of the amendments to result in additional disclosures but not to affect its financial position, results of operations or cash flows. The Group is currently evaluating the extent of the additional disclosures that will be required.

In July 2025, FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). This provides all entities with a practical expedient in developing reasonable and supportable forecasts as part of estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU No. 2025-05 is effective on a prospective basis for annual periods beginning after December 15, 2025, though early adoption and retroactive application is permitted. The Group has elected the practical expedient permitting it to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. Adoption did not have a material effect.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 clarifies the applicability of interim reporting guidance under ASC 270 and reorganizes interim disclosure requirements into a centralized framework. The amendments also introduce a disclosure principle requiring entities to disclose material events and changes occurring since the most recent annual reporting period. The guidance is effective for interim periods within fiscal years beginning after December 15, 2027 for public business entities, with early adoption permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to clarify ambiguities and improve consistency across multiple topics in the Accounting Standards Codification. Key provisions include amendments to Topic 260 (Earnings Per Share) to refine the treatment of anti-dilutive shares in year-to-date diluted EPS calculations when an entity experiences a loss from continuing operations, as well as modifications to Topic 842 (Leases) to clarify disclosure exemptions for certain lease receivables. The standard is effective for fiscal years beginning after December 15, 2026. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and comprehensive loss and statements of cash flows.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

4. Significant Risks

Currency risk

The functional currency of the Group’s Hong Kong entities is HK$ and the functional currency of the entities in the Cayman Islands, B.V.I, and Singapore is US$. The accompanying unaudited condensed consolidated financial statements are presented in US$. The Group’s sales, operation activities and assets and liabilities are predominately denominated in the functional currency. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$. Hong Kong Monetary Authority guarantees to exchange US$ into HK$, or vice versa, at a rate close to HK$7.80 to US$1.00.

At the same time, the Group buys watches from distributors located in Hong Kong, South America, Europe and Singapore for the six months ended June 30, 2026, 2025 and 2024, primarily using HK$ and Swiss Franc (“CHF”), and sell them to customers in HK$. Any fluctuation in exchange rates against HK$ may result in higher costs of purchases.

For the six months ended June 30, 2026, the Group had $3,319,140 purchases denominated in CHF. The Group estimates that any appreciation of CHF against HK$ in the future would result in an increase in cost of purchase, and vice versa. If the Group cannot pass these increased costs on to its customers, it would negatively impact the gross profit margin and net income. Based on the same purchase volume as in the six months ended June 30, 2026, the costs related to purchases denominated in CHF would increase by $33,191 if there is a 1% appreciation of CHF against HK$. Conversely, the costs would decrease by $33,191 if there is a 1% depreciation of CHF against HK$.

The Group has not used any instruments or derivatives to manage or hedge its currency risk exposure.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash and cash equivalents, accounts receivable, loans receivable, investment in equity securities, amount due from a related party and other current assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash and cash equivalents and restricted cash with reputable banks located in Hong Kong, Taiwan, and third-party qualified custodian. As of June 30, 2026 and December 31, 2025, $735,186 and $1,464,381 were deposited with banks in Hong Kong, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 ($102,015) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. As of June 30, 2026 and December 31, 2025, $200,483 and $nil were deposited with bank in Taiwan, respectively. Balance maintained with bank in Taiwan is insured under the Deposit Insurance Scheme administered by the Central Deposit Insurance Corporation (CDIC) for a maximum amount of NT$3,000,000 (equivalent to approximately $94,000) per depositor at each participating bank, whilst the balances maintained by the Group may at times exceed the insured limits. Funds held on custodian platforms are not covered by any equivalent deposit protection scheme. As of June 30, 2026 and December 31, 2025, $378,381 and $nil were deposited with third-party qualified custodian, respectively. These balances are not subject to any deposit insurance or equivalent protection scheme.

The Group has not experienced any losses in these bank accounts or with respect to its custodial cash balance, and management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

AsiaStrategy

Notes to Unaudited Condensed Consolidated Financial Statements

4. Significant Risks (cont.)

Assets that potentially subject the Group to significant credit risks primarily consist of accounts receivable, loans receivable, and other current assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of June 30, 2026 and December 31, 2025, the balances of allowance for expected credit losses against these balances were $93,475 and $90,851, respectively.

For the six months ended June 30, 2026, 2025 and 2024, the Group’s watch trading operations and related assets were located in Hong Kong, while the Group’s digital assets and investments in equity securities were held through its entities incorporated in Singapore and the Cayman Islands. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a) Major customers

For the six months ended June 30, 2026, only one customer accounted for 10% or more of the Group’s revenue. Revenue from this customer accounted for 19% of the Group’s total revenue for that period.

For the six months ended June 30, 2025, three customers accounted for 10% or more of the Group’s revenue. Revenue from these three customers accounted for 22%, 12% and 10% of the Group’s total revenue for that period, respectively.

For the six months ended June 30, 2024, two customers accounted for 10% or more of the Group’s revenue. Revenue from these two customers accounted for 25% and 14% of the Group’s total revenue for that period, respectively.

	Six months ended June 30, 2026		As of June 30, 2026
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	(Unaudited)		(Unaudited)
Customer A	$1,175,872	19%	$2,790
Total:	$1,175,872	19%	$2,790

	Six months ended June 30, 2025		As of June 30, 2025
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	(Unaudited)		(Unaudited)
Customer A	$947,824	22%	$—
Customer B	509,600	12%	—
Customer C	444,210	10%	3,522
Total:	$1,901,634	44%	$3,522

	Six months ended June 30, 2024		As of June 30, 2024
Customer	Revenue	Percentage of revenue	Accounts receivables, gross
	(Unaudited)		(Unaudited)
Customer B	$1,944,592	25%	$—
Customer A	1,095,823	14%	—
Total:	$3,040,415	39%	$—

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

4. Significant Risks (cont.)

As of June 30, 2026, there were three customers whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and they accounted for 53%, 32% and 12% of the total balances of accounts receivable, respectively.

As of December 31, 2025, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for 98% of the total balances of accounts receivable.

All the concentration percentages of accounts receivable are calculated before allowance for expected credit losses.

(b) Major vendors

For the six months ended June 30, 2026, four vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these four vendors accounted for 24%, 19%, 15% and 10% of the Group’s total purchase for that period, respectively.

For the six months ended June 30, 2025, three vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these three vendors accounted for 22%,18% and 16% of the Group’s total purchase for that period, respectively.

For the six months ended June 30, 2024, four vendors accounted for 10% or more of the Group’s total purchase. Total purchase from these four vendors accounted for 29%, 19%, 18% and 13% of the Group’s total purchase for that period, respectively.

	Six months ended June 30, 2026		As of June 30, 2026
Vendor	Purchase	Percentage of total purchase	Accounts payable
	(Unaudited)		(Unaudited)
Vendor A	$946,549	24%	$—
Vendor B	772,737	19%	—
Vendor C	601,700	15%	—
Vendor D	400,936	10%	—
Total:	$2,721,922	68%	$—

	Six months ended June 30, 2025		As of June 30, 2025
Vendor	Purchase	Percentage of total purchase	Accounts payable
	(Unaudited)		(Unaudited)
Vendor E	$1,165,468	22%	$—
Vendor B	984,940	18%	—
Vendor F	840,968	16%	—
Total:	$2,991,376	56%	$—

	Six months ended June 30, 2024		As of June 30, 2024
Vendor	Purchase	Percentage of total purchase	Accounts payable
	(Unaudited)		(Unaudited)
Vendor E	$1,942,365	29%	$—
Vendor F	1,240,184	19%	—
Vendor G	1,209,550	18%	—
Vendor H	884,630	13%	244,380
Total:	$5,276,729	79%	$244,380

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

4. Significant Risks (cont.)

As of June 30, 2026, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 91% of the total balance of accounts payable.

As of December 31, 2025, there was one vendor whose payables accounted for 10% or more of the Group’s total balances of accounts payable and it accounted for 98% of the total balances of accounts payable.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and bank borrowings, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits in question, the Group considers the related interest rate risk not material. On the other hand, as of June 30, 2026, the Group had outstanding bank borrowings of $3,471,798. The Group estimates that a 1% increase in the Hong Kong Dollar Prime Rate against bank borrowings outstanding as of June 30, 2026 would result in an increase in interest expense of $34,718 per annum whilst the Group estimates that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on June 30, 2026 would result in a decrease in interest expense of $34,718 per annum. The Group has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

Price risk

As of June 30, 2026, the Group held investments in equity securities with an aggregate carrying value of approximately $22,360,823, comprising the investment in DV8 and the portfolio investment managed by Asia Strategy Partners LLC. These investments are measured at fair value, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. The Group estimated that a 10% adverse movement in the fair value of these investments would result in a pre-tax loss of approximately $2,236,082, vice versa. The Group does not currently use derivative instruments to hedge its equity price exposure.

As of June 30, 2026, the Group held 30 Bitcoins with an aggregate carrying value of $1,758,924, together with USDT and USDC with an aggregate carrying value of US$452,628. All the Bitcoins were pledged as collateral to secure a third party borrowing and are presented as restricted digital assets. The digital assets are measured at fair value in accordance with ASC 350-60, with changes in fair value recognized in its unaudited condensed consolidated statements of operations and comprehensive loss. The Group estimated that a 10% adverse movement in the fair value of the bitcoins would result in a pre-tax loss of approximately $221,155, vice versa. The Group monitors its digital asset exposure on an ongoing basis and has not entered into derivative arrangements to hedge that exposure.

5. Accounts Receivable, Net

As of June 30, 2026 and December 31, 2025, accounts receivable, net consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Accounts receivable	$23,790	$42,945
Less: allowance for expected credit losses	—	—
Accounts receivable, net	$23,790	$42,945

There was no movement in the allowance for expected credit losses during the relevant period/year.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

6. Inventories, Net

As of June 30, 2026 and December 31, 2025, inventories, net consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Inventories, net	$3,328,385	$7,126,014

For the six months ended June 30, 2026, 2025 and 2024, the write-downs of inventories were $105,024, $9,267 and $5,976, respectively.

7. Investment in Equity Securities

As of June 30, 2026 and December 31, 2025, investment in equity securities consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Investment in equity securities, current
DV8 Public Company Limited(1)	$17,175,112	$17,619,921

Investment in equity securities, non-current
ASP LLC portfolio(2)	$5,185,711	$3,477,900

(1)

On July 3, 2025, the Group, through AsiaStrategy SG, announced its intention to make a tender offer with certain other offerors to acquire all the securities of DV8 Public Company Limited (“DV8”) (SET: DV8), a public company listed on The Stock Exchange of Thailand. The offer price for the ordinary shares was THB 0.56 (fifty-six satang) per share and the offer price for the warrants was THB 0.01 (one satang) per unit. The tender offer period ended on August 20, 2025 and the tender offer was completed on August 22, 2025, whereupon AsiaStrategy SG was allocated 114,638,700 DV8 shares, representing approximately 7.07% of DV8’s total issued and paid-up share capital, for a total consideration of approximately THB 64.2 million (approximately $1,965,744). The investment in DV8 is measured at fair value because its fair value is readily determinable based on quoted market prices on the exchange. Gains and losses resulting from changes in fair value are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. The investment was classified as current assets because the securities are available to be sold to meet liquidity needs when necessary.

Subsequently, on August 15, 2026, the Group entered into agreements to dispose of its entire equity interest in AsiaStrategy SG. The transaction was completed on August 24, 2026. As of the disposal date, DV8’s share price was THB 4.52 per share, representing a total investment in DV8 of THB 518.2 million (approximately $15,588,656).

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

7. Investment in Equity Securities (cont.)

(2)

On August 27, 2025, the Company contributed $3,988,437 to a portfolio investment managed by Asia Strategy Partners LLC (“ASP LLC”), a Delaware limited liability company operating as a private equity fund. This contribution represented approximately 9.93% of the total portfolio of ASP LLC. ASP LLC is solely managed by SORA Ventures, which is ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025. The investment in ASP LLC is not redeemable due to its closed end structure, and transfers of interests are subject to restrictions requiring the prior written consent of the manager, which may be withheld at the manager’s sole discretion. As of June 30, 2026 and December 31, 2025, the Group had no remaining unfunded commitments to ASP LLC.

On September 10, 2025, ASP LLC subscribed for 46,241,995 newly issued ordinary shares of Bitplanet Co., Ltd. (“Bitplanet”) (KOSDAQ: 049470, formerly known as SGA Co., Ltd.), a company listed on the Korea Securities Dealers Automated Quotations market, and acquired an additional 11,473,850 ordinary shares from certain sellers. Upon completion of these transactions, ASP LLC held approximately 49.03% of Bitplanet’s total ordinary shares. Based on the Company’s capital contribution, the Group’s indirect attributable interest in ASP LLC’s investment in Bitplanet was 5,728,620 ordinary shares, representing approximately 4.87% of Bitplanet’s total issued ordinary shares.

The Group classifies its interest in ASP LLC as an investment in a private equity fund over which it does not have the ability to exercise significant influence. Accordingly, the Group uses net asset value as a practical expedient to estimate the fair value of the investment in accordance with ASC 820. There is no indication that the investment will be sold at an amount different from net asset value per share. Gains and losses resulting from changes in fair value are recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. The investment was classified as a non-current asset because the Group intends to hold the investment on a long term basis, and the interests are subject to restrictions on redemption and transfer.

As of the date of this Form 6-K, the net asset value of the Group’s interest in ASP LLC was $10,966,928.

The following table is a roll-forward of the investment in equity securities for the six months ended June 30, 2026, 2025 and 2024.

	For the Six Months Ended June 30,
	2026	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Balance at January 1	$21,097,821	$—	$—
Investment in equity securities	—	—	—
Unrealized gains on investment in equity securities, net	1,263,002	—	—
Balance at June 30	22,360,823	—	—

8. Lease

For the six months ended June 30, 2026, 2025 and 2024, the Group subsisted of the following non-cancellable lease arrangements.

Description of lease	Lease term
Office premise at 33/F of Sunshine Plaza, Hong Kong

1-year fixed term lease from January 1, 2024 to December 31, 2024(1)

1-year fixed term lease from January 1, 2025 to December 31, 2025, and further replaced by a 4-year fixed term leases from August 1, 2025 to July 31, 2029 since August 1, 2025(2)

(1)	ASC 842-20 defines a short-term lease as a lease whose lease term, at commencement, is 12 months or less and that does not include a purchase option whose exercise is reasonably certain. The lease terms of the lease arrangements during the year ended December 31, 2024 were 1-year fixed terms without renewal or purchase options. These leases meet the definition of short-term leases. Pursuant to ASC 842, the Group elects not to recognize these leases on its balance sheet. Accordingly, this results in the recognition of the Group’s lease payments on a straight-line basis over the lease terms.

(2)	On July 16, 2025, the Group entered into an amended lease agreement with New Harvest Investment Holding Limited, effective August 1, 2025, to replace the original one year lease agreement covering the period from January 1, 2025 to December 31, 2025. Upon commencement of the amended lease, the Group prepaid the full rent for the entire four year lease term. Accordingly, no operating lease liability was recognized in connection with the new lease agreement.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

8. Lease (cont.)

The following table summarizes the classification of operating lease right-of-use asset and operating lease liabilities in the Group’s unaudited condensed consolidated balance sheets:

As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Assets
Operating lease right-of-use asset, net	$707,728	$828,697

Liabilities
Operating lease liabilities	—	—

Information related to operating lease activities during the six months ended June 30, 2026, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2026	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Amortization of operating lease right-of-use asset	$115,026	$—	$—
Accretion of interest on operating lease liabilities	—	—	—
Total operating lease expenses	$115,026	$—	$—

The rental fee for the office lease was fully paid at the commencement of the lease term, and there were no future lease commitments as of June 30, 2026.

As of June 30, 2026 and December 31, 2025, the weighted average discount rate of operating leases was 3.03% and 3.03%, respectively and the weighted average remaining operating lease terms were 3.08 years and 3.58 years, respectively.

For the six months ended June 30, 2026, 2025 and 2024, the short-term lease expenses were $nil, $38,503, and $38,368, respectively.

9. Property and Equipment, Net

As of June 30, 2026 and December 31, 2025, property and equipment, net, consisted of the following:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Furniture and fixture	$116,856	$117,474
Office equipment	32,178	32,420
Motor vehicle	82,009	82,627
Less: accumulated depreciation	(227,079)	(228,248)
Total property and equipment, net	$3,964	$4,273

Depreciation expenses were $541, $629 and $615 for the six months ended June 30, 2026, 2025 and 2024, respectively.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

10. Digital Assets and Restricted Digital Assets

During the year ended December 31, 2025, the Group purchased digital assets consisting of Bitcoin (BTC) and Tether USD (USDT) for investment and treasury diversification purposes. During the six months ended June 30, 2026, the Group purchased additional USDT for investment and treasury diversification purposes, received USDT from a third party borrowing, and received BTC, XRP and USDT upon enforcement of collateral, and USDC as interest, under a USDT loan advanced to a third party. During the same period, the Group sold certain of its USDT and BTC, and all XRP, resulting in a net realized gain of $105,767 recognized under sundry income (expense), net in the unaudited condensed consolidated statement of operations and comprehensive loss. The following table summarizes the Group’s digital asset holdings as of June 30, 2026 and December 31, 2025:

	As of June 30, 2026
Digital Assets	Holdings	Cost Basis	Fair value
BTC (1)	30	$3,422,103	$1,758,924
USDT (2)	451,850	451,817	450,913
USDC (2)	1,715	1,715	1,715
Total digital assets		$3,875,635	$2,211,552

(1)	The fair value per unit of BTC as of June 30, 2026 was approximately $58,631 as quoted in the active market. On February 7, 2026, the Group entered into a loan agreement with Silkroad Industrial Ltd (“SIL”), a third-party lender. Under this agreement, the 30 BTC held by the Group, with a fair value of $1,758,924 were pledged as collateral to secure borrowing facilities. The loan agreement and the corresponding pledge are subject to a three-year term commencing on February 10, 2026, the drawdown date. As a result of this pledge arrangement, these BTC are classified as restricted digital assets. During the term of the agreement, the Group is not permitted to dispose of or otherwise encumber its interest in the pledged tokens without obtaining the lender’s prior written consent.

(2)	During the six months ended June 30, 2026, the Group increased its activities in purchasing and disposing of digital assets. The Group’s holding purpose for these digital assets is no longer for long-term investment. Instead, these assets are expected to be realized, sold, or consumed in the ordinary course of business within the Group’s normal operating cycle. Accordingly, the Group classified its holdings of USDT and USDC as current assets as of June 30, 2026.

	As of December 31, 2025
Digital Assets	Holdings	Cost Basis	Fair value
BTC (1)	30	$3,422,103	$2,625,574
USDT	77,369	77,369	77,369
Total digital assets		$3,499,472	$2,702,943

(1)	The fair value per unit of BTC as of December 31, 2025 was approximately $87,519, as quoted in the active market.

The following table presents the movement for the digital assets of the Group for the six months ended June 30, 2026, and there was no movement for the Group’s digital assets for the six months ended June 30, 2025 and 2024.

	BTC (1)	USDT	USDC	XRP	Total

Balance as of January 1, 2026	$2,625,574	$77,369	$—	$—	$2,702,943
Purchase of digital assets	—	99,764	—	—	99,764
Disposal of digital assets	(80,548)	(320,958)	—	(224,831)	(626,337)
Proceeds from third party borrowing received in digital assets (2)	—	1,340,702	—	—	1,340,702
Expenses paid with digital assets	—	(554,317)	—	—	(554,317)
Interest income received with digital assets (3)	—	—	1,715	—	1,715
Loan issued to Borrower in digital assets (3)	—	(342,803)	—	—	(342,803)
Digital assets acquired upon settlement of loan collateral (3)	94,182	32,659	—	224,831	351,672
Conversions between digital assets (4)	(13,634)	119,459	—	(105,825)	—
Realized (losses) gains on digital assets	—	(58)	—	105,825	105,767
Unrealized losses on digital assets	(866,650)	(904)	—	—	(867,554)
Balance as of June 30, 2026	$1,758,924	$450,913	$1,715	$—	$2,211,552

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

10. Digital Assets and Restricted Digital Assets (cont.)

(1)	During the six months ended June 30, 2026, the 30 BTC held by the Group were pledged as collateral to secure borrowing facilities for a three-year term commencing on February 10, 2026, the drawdown date. As a result of this pledge arrangement, these BTC are classified as restricted digital assets as of June 30, 2026. Changes in fair value are recognized as unrealized losses on digital assets in the unaudited condensed consolidated statements of operations and comprehensive loss.
(2)	On February 7, 2026, the Group entered into a loan agreement with Silkroad Industrial Ltd (“SIL”), a third-party lender. Under the agreement, SIL agreed to lend to the Group an amount equal to 68% of the then-current fair market value of 30 Bitcoins on the borrowing date. Based on a fair market value of $65,721 per Bitcoin on such date, the aggregate loan proceeds amounted to $1,340,702, which were disbursed in USDT. Please refer to Note 16 for details.
(3)

In January 2026, the Group entered into a loan agreement with Mr. Masashi Hayama (the “Borrower”), a third-party individual, pursuant to which the Company lent USDT 343,010 (equivalent to $342,803) to the Borrower, bearing interest at 2% per annum. The loan was secured by 1.3 BTC and 195,000 XRP (collectively referred to as the “Original Collateral”) pledged by the Borrower under a pledge agreement.

Following a decline in the value of the Original Collateral below a default floor ($342,169), which represented 65% of the fair market price of the Original Collateral on the borrowing date, a valuation event occurred under the loan agreement. The Borrower was required to cure the deficiency within five business days by delivering additional USD, USDT, or Bitcoin. Accordingly, the Borrower provided additional collateral on multiple occasions, consisting of $13,634 in BTC and $32,659 in USDT (collectively, the “Additional Collateral”), thereby curing the respective deficiencies.

Although the Borrower remedied each prior deficiency, it failed to cure the final valuation event that occurred at the end of June 2026. As a result, all pledged digital assets, including both the Original Collateral and the Additional Collateral subsequently provided, were transferred to and became owned by the Group. The Group recognized the digital assets received at their fair value of $351,672, resulting in a gain on loan settlement of $8,869, being the excess of such fair value over the carrying amount of the loan, recognized under sundry income (expense), net in the unaudited condensed consolidated statements of operations and comprehensive loss. In addition, the Company received interest income of $1,715 in the form of digital assets.

(4)	During the six months ended June 30, 2026, the Group converted USDT with a fair value of $297,825 into XRP, and subsequently converted such XRP into USDT with a fair value of $403,650, resulting in a realized gain on digital assets of $105,825. The Group also converted BTC with a fair value of $13,634, received as Additional Collateral, into USDT. The conversions were settled directly in digital assets and did not involve cash.

11. Loans Receivable, Net

As of June 30, 2026 and December 31, 2025, loans receivable, net consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Loans receivable	$5,597,175	$5,539,546
Less: allowance for expected credit losses	(93,473)	(90,849)
Loans receivable, net	$5,503,702	$5,448,697

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

11. Loans Receivable, Net (cont.)

(1)	On April 9, 2025, AsiaStrategy entered into a loan agreement with Leisure Stream Ltd, which is an independent third party, for a principal amount of $500,000. The loan was unsecured and had a term of one year and bore an annual interest rate of 8%. Subsequently on April 9, 2026, the loan term was extended by six months to October 8, 2026.

(2)	On April 14, 2025 and April 15, 2025, AsiaStrategy entered into two loan agreements with Power Partner Capital Limited, which is an independent third party for an aggregate principal amount of $1,000,000. These loans each were unsecured and had a term of one year and bore interest at an annual rate of 8%. Subsequently on April 14, 2026, the loan term was extended by six months to October 14, 2026. The loan has been repaid in full as of the date of this Form 6-K.

(3)	On December 19, 2025, AsiaStrategy entered into a loan agreement with Top Pride International Ltd. (“Top Pride”) to provide an unsecured revolving loan facility with a maximum principal amount of HK$35,000,000 ($4,463,147) to support Top Pride’s daily operations. The loans are interest-free, unsecured and have a 12-month term commencing on December 19, 2025 and maturing on December 18, 2026. As of June 30, 2026 and December 31, 2025, AsiaStrategy had advanced loans to Top Pride totaling $4,097,175 and $4,039,546, respectively. Top Pride was a related party of the Company until October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. Top Pride ceased to be a related party of the Company thereafter.

The movement of allowance for expected credit losses is as follow:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$90,849	$—
Provision of expected credit losses	3,312	90,705
Exchange rate differences	(688)	144
Balance at end of the period/year	$93,473	$90,849

12. Prepaid Expenses

As of June 30, 2026 and December 31, 2025, prepaid expenses consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Prepaid expenses	$1,026,014	$833,627
Less: amounts classified as non-current assets	(437,500)	(562,500)
Amounts classified as current assets	$588,514	$271,127

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

12. Prepaid Expenses (Cont.)

Prepaid expenses primarily represent prepaid administrative expenses and professional fees. As of June 30, 2026, the balance mainly comprised a prepaid professional fee of $687,500 to an independent third party for regulatory compliance support, internal control evaluation and enhancement, corporate governance advisory, risk assessment and management, and coordination with external parties. The service period under the professional services agreement is four years. The portion of the contract value relating to services expected to be received within one year is classified as a current asset, and the remaining portion is classified as a non-current asset. The balance also included a prepaid professional fee of $287,726 to an independent third party for general business consulting, strategic planning, and market research services. As these services are to be provided over a six-month period, the full amount is classified as a current asset.

The estimated aggregate expense for the next three twelve-month periods is as follows:

Twelve months ending June 30,	Estimated Expense
2027	$588,514
2028	250,000
2029	187,500
$1,026,014

13. Deposits and Other Current Assets, Net

As of June 30, 2026 and December 31, 2025, deposits and other current assets, net consisted of the following balances:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Trade deposits	$266,920	$—
Interest receivable	145,315	86,273
Tax recoverable	64,573	57,032
Other assets	29,914	29,077
Less: allowance for expected credit losses	(2)	(2)
Deposits and other current assets, net	$506,720	$172,380

The movement of allowances for expected credit losses is as follow:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$2	$2
Provision for expected credit losses	—	—
Balance at the end of the period/year	$2	$2

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

14. Contract Liabilities

The movement of the Group’s contract liabilities are presented as follows:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Balance at beginning of the period/year	$24,623	$-
Billing in advance of performance obligation	20,259	24,623
Revenue recognized from contract liabilities in prior period/year	(24,494)	-
Exchange rate differences	(129)	-
Balance at end of the period/year	$20,259	$24,623

15. Bank Borrowings

As of June 30, 2026 and December 31, 2025, bank borrowings consisted of the following:

				Outstanding
				principal amount
				as of
Bank facility Provider	Nature of banking facility	Tenor	Amount of banking facility	June 30, 2026	December 31, 2025
				(Unaudited)	(Audited)
Shanghai Commercial Bank (“SCB”)	Revolving trade financing	Maximum 120 days	HK$35,000,000 (approximately $4,463,147)	$405,352	$960,135
SCB	Installment loan	Fully repayable by March 27, 2037 in monthly installments.	HK$33,545,132 (approximately $4,277,625)	3,066,446	3,200,106
				3,471,798	4,160,241
Less: non-current portion				(2,844,813)	(2,986,935)
Bank borrowings, current				$626,985	$1,173,306

These bank borrowings were primarily obtained for general working capital.

SCB banking facility

Under the banking facility letter dated May 5, 2020 and subsequent amendments made on October 21, 2021, Shanghai Commercial Bank Limited (“SCB”), a bank in Hong Kong, extended a banking facility to Top Win Hong Kong and Top Pride International Ltd. (“Top Pride”). Top Pride was a related party of the Company up to October 29, 2024, as it was controlled by Mr. Sit Hon, who served as the former controlling shareholder and director of Top Win Hong Kong until that date. The facility comprises:

(i)	trade financing of HK$35,000,000 (approximately $4,463,147) or an equivalent amount in other currencies shared between the Group and Top Pride and at an interest rate of 2% p.a. over 1-month HIBOR for Hong Kong Dollars, 2% p.a. over the applicable Benchmark for U.S. Dollars, Euros, and Swiss Francs, and 2% p.a. over 1-month SIBOR for Singapore Dollars, with a minimum interest rate at 3.75% p.a. for U.S. Dollars, Euros, and Swiss Francs, and a maximum tenor of 120 days. These bank borrowings are classified as current liability on the unaudited condensed consolidated balance sheets since they are scheduled to mature within one year;

(ii)	instalment loan of HK$33,545,132 (approximately $4,277,625) to the Group at an interest rate of 2% p.a. over 1, 2, or 3-month HIBOR, to be repaid in full by March 27, 2037 in monthly installments. Among the outstanding principal of $3,066,446, $221,633 is repayable within one year by installments and is classified as current liability, whilst the remaining portion of $2,844,813 is long-term obligation and is reclassified as long-term liability on the unaudited condensed consolidated balance sheets.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

15. Bank Borrowings (cont.)

The securities provided under the SCB banking facility include (i) a pledge of the property located at 33/F, Sunshine Plaza, 353 Lockhart Road, Hong Kong, which is owned by New Harvest Investment Holding Limited (“New Harvest”), a company controlled by Mr. Sit Hon; (ii) a personal guarantee given by Mr. Sit Hon in the amount of HK$96,100,000 (approximately $12,254,527). No other significant covenants are identified in the SCB banking facility.

On June 25, 2025, SCB amended certain security terms of its banking facility. The amendment added a new security term: a personal guarantee provided by Mr. Ngai Kwan in the amount of HK$89,240,000 (approximately $11,379,750). In addition, the personal guarantee by Mr. Sit Hon was revised from HK$96,100,000 (approximately $12,254,527) to HK$95,600,000 (approximately $12,190,768).

Subsequently on July 6, 2026, SCB further amended certain security terms of its banking facility. The updated facility is now provided solely to Top Win Hong Kong, with the previous facility extended to Top Pride having been discontinued. Key revisions include: (i) the trade financing limit was reduced from HK$35,000,000 (approximately $4,463,147) to HK$30,000,000 (approximately $3,825,555); (ii) the personal guarantee provided by Mr. Ngai Kwan was decreased from HK$89,240,000 (approximately $11,379,750) to HK$70,000,000 (approximately $8,926,294); and (iii) the personal guarantee provided by Mr. Sit Hon was similarly adjusted from HK$95,600,000 (approximately $12,190,768) to HK$70,000,000 (approximately $8,926,294).

Although Mr. Sit Hon, New Harvest, and Top Pride ceased to be related parties of the Group as of October 29, 2024, these parties have remained committed to providing the aforementioned securities to secure the Group’s banking facility. The terms of the existing banking facility remain in full force and effect.

As of June 30, 2026 and December 31, 2025, the Company utilized revolving trade financing in the amounts of $405,352 and $960,135, respectively, and installment loan totaling $3,066,446 and $3,200,106 under the SCB banking facility. As of June 30, 2026 and December 31, 2025, Top Pride did not utilize the shared banking facility extended by SCB.

For the six months ended June 30, 2026, 2025 and 2024, the weighted average annual interest rates for the bank loans were approximately 4.67%, 4.52% and 6.47%, respectively. Bank borrowing interest expenses for the six months ended June 30, 2026, 2025 and 2024, were $89,081, $117,354 and $144,234, respectively.

The table below summarizes the remaining contractual maturities of the bank borrowings as of June 30, 2026. The bank borrowings are categorized by the years in which repayments are due:

During the years ended June 30,
2027	$773,742
2028	368,390
2029	368,390
2030	368,390
2031 and after	2,486,635
Total repayments of bank loans	4,365,547
Less: imputed interest	(893,749)
Balance recognized as at June 30, 2026	$3,471,798

As of the date of this Form 6-K, a total of $496,568 of the bank loans have been repaid.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

16. Third Party Borrowing

As of June 30, 2026 and December 31, 2025, third party borrowing consisted of the following:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Third party borrowing	$1,340,702	$—

On February 7, 2026, the Group entered into a loan agreement with Silkroad Industrial Ltd (“SIL”), a third-party lender. Under the agreement, SIL agreed to lend to the Group an amount equal to 68% of the then-current fair market value of 30 Bitcoins on the borrowing date. Based on a fair market value of $65,721 per Bitcoin on such date, the aggregate loan proceeds amounted to $1,340,702, which were disbursed in USDT. The loan has a term of three years and bears interest at a fixed rate of 1.25% per annum, payable quarterly. For the six months ended June 30, 2026, the interest expense related to the third party borrowing was $4,252.

The 30 Bitcoins held by the Group were pledged as collateral under the agreement to secure the borrowing facilities. The Group may not dispose of or encumber its interest in the pledged tokens without the lender’s prior written consent. Pursuant to the agreement, a default floor has been established at 80% of the fair market value of the Bitcoins collateral as of the borrowing date (initially equal to $52,577), which is subject to reset upon each cure. Should the fair market value of the Bitcoins collateral fall below the then-applicable default floor, the Group shall cure the deficiency within three business days following its receipt of written notice from the lender. As of June 30, 2026, the fair value of the pledged Bitcoins exceeded the applicable default floor, and therefore no additional collateral was required.

17. Convertible Debts

On August 15, 2025, the Company entered into agreements with certain investors to issue convertible debts with an aggregate principal amount of $10,000,000. The transaction closed on October 13, 2025, and the Company received gross proceeds of $10,000,000. The convertible debts bears interest at 3.0% per annum, payable annually, and matures three years from the issuance date.

The holders may convert the convertible debts into the Company’s ordinary shares at an initial conversion price of $4.64 per share at any time commencing six months after the issuance date and ending on the tenth trading day immediately preceding the maturity date. Upon conversion, the amount converted includes the principal amount being converted, together with accrued and unpaid interest thereon, if any. Based on the initial conversion price, the principal amount of the convertible debts is initially convertible into 2,155,172 ordinary shares, subject to the terms of the instrument. Any accrued and unpaid interest converted in accordance with the terms of the instrument would result in the issuance of additional ordinary shares. The Company may also redeem all or a portion of the outstanding convertible debts in cash at an amount equal to the principal amount redeemed plus accrued and unpaid interest.

The Company concluded that bifurcation of the embedded features was not required. Accordingly, the convertible debts are accounted for wholly as debt and is subsequently measured at amortized cost using the effective interest method.

As of June 30, 2026 and December 31, 2025, the fair value of the convertible debts was:

	Fair value hierarchy	Valuation method	Fair value as of June 30, 2026	Fair value as of December 31, 2025
Fair value of convertible debts	Level 3	Black-Scholes Model for equity component and Discounted Cash Flow method for debt component	$9,916,643	$10,634,988

For the six months ended June 30, 2026, the interest expense related to the convertible debts were $147,945, and the effective interest rate of the convertible debts was 3.0%.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

18. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on June 27, 2024. The authorized number of ordinary shares was 50,000 shares and the outstanding number of ordinary shares was 10,000, with par value of $1 per share, at the date of incorporation.

The issuance of these shares is considered as a part of the reorganization of the Company, and is retroactively applied as if the transaction occurred at the beginning of the period presented.

On September 16, 2024, two investors, Mr. Kelven Wong and Mr. Ngai Ming Yuk, separately entered into a private placement subscription agreement and a registration rights agreement with the Company. Under these agreements, Mr. Kelven Wong and Mr. Ngai Ming Yuk subscribed for 1,100 ordinary shares allotted by Top Win Hong Kong, representing approximately 10% of its entire issued share capital after the allotment, for a total consideration of $2,000,000. The allotment of these 1,100 ordinary shares was accounted for prospectively and was recognized by the Company on September 16, 2024. After the allotment, the Company has 11,100 ordinary shares, with a par value of $1 per share, in issue.

On November 20, 2024, the Company effected a 2,000 to 1 share split/share subdivision, resulting in a change of par value of the Ordinary Shares from $1 to $0.0005. According to ASC 505-10-S99-4, such share split/share subdivision is retroactively applied as if the transaction occurred at the beginning of the period presented. Pursuant to such resolutions approved by its shareholders, the authorized share capital is $50,000 divided into 100,000,000 Ordinary Shares of a par value of $0.0005 each, and the number of issued and outstanding Ordinary Shares has been subdivided from 11,100 shares to 22,200,000 shares.

On April 1, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell, in a firm commitment underwritten public offering (the “Offering”), an aggregate of 2,664,000 Ordinary Shares at a public offering price of $4.00 per share. In addition, the Company also granted the Underwriters a 45-day option to purchase up to an additional 399,600 Ordinary Shares to cover over-allotments which was not exercised by the underwriter.

On April 2, 2025, the Company’s Ordinary Shares commenced trading on the Nasdaq Capital Market under the trading symbol “TOPW.” On April 3, 2025, the Company closed the Offering of 2,664,000 Ordinary Shares at the offering price of $4.00 per share. The gross proceeds to the Company from the Offering, before deducting underwriting discounts, non-accountable expense allowance, and offering-related expenses, were $10,656,000.

Upon the completion of IPO of the Company, IPO costs capitalized as of December 31, 2024 amounted to $639,587, together with other IPO costs incurred during the period ended June 30, 2025, totaling $2,513,538, were charged to shareholders’ equity under additional paid-in capital.

As of June 30, 2026 and December 31, 2025, a total of 24,864,000 ordinary shares of par value of $0.0005 each were issued and outstanding.

19. Income Taxes

Upon adoption of ASU 2023-09 on January 1, 2025, below disclosure and presentation have been retrospectively amended.

Cayman Islands and British Virgin Islands (“BVI”)

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Company, Grand Moon, AsiaStrategy BVI, and Top Asia, are not subject to tax on income or capital gains under these jurisdictions.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

19. Income Taxes (cont.)

Hong Kong

Top Win Hong Kong and AsiaStrategy Topwin are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended June 30, 2026, 2025 and 2024, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2 million (approximately $255,614) of assessable profits is 8.25% whereas assessable profits above HK$2 million (approximately $255,614) will be subject to an income tax rate of 16.5%.

Singapore

AsiaStrategy SG is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first SGD10,000 (approximately $7,828) taxable income and 50% of the next SGD190,000 (approximately $148,728) taxable income are exempted from income tax.

The current and deferred portions of the income tax expense included in the unaudited condensed consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended June 30,
	2026	2025	2024
Current income tax benefits
Hong Kong	$—	$—	$—
Foreign	—	—	—
	—	—	—
Deferred income tax benefits
Hong Kong	—	54,143	43,363
Foreign	—	—	—
	—	54,143	43,363
Total income tax benefits	$—	$54,143	$43,363

A reconciliation of the difference between the expected income tax expenses computed at Hong Kong income tax rate of 16.5% and the Group’s reported income tax expense is shown in the following table:

	For the six months ended June 30,
	2026	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Loss before income taxes	$648,698	$617,290	$261,486
Income tax benefits at foreign taxes	—	—	—
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Computed income tax benefit with Hong Kong statutory income tax rate	$107,035	$101,853	$43,146
Tax effects by locations:
Hong Kong
Non-taxable income	3	5	217
Non-deductible expenses	(421)	—	—
Singapore
Non-deductible expenses(2)	(73,731)	—	—
Cayman Islands
Non-taxable income(1)	310,559	—	—
Non-deductible expenses(2)	(295,752)	(47,715)	—
BVI
Non-deductible expenses	(999)	—	—
Changes in valuation allowance	(46,694)	—	—
Income tax benefits	$—	$54,143	$43,363

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

19. Income Taxes (cont.)

(1)	Non-taxable income for the six months ended June 30, 2026 mainly represented unrealized gains on investment in equity securities, resulting from investment in ASP LLC.

(2)

Non-deductible expenses for the six months ended June 30, 2026 primarily represented (i) unrealized losses on digital assets; (ii) unrealized losses on investment in equity securities, resulting from investment in DV8 Public Company Limited; and (iii) the professional fees and other expenses incurred by foreign entities.

Non-deductible expenses for the six months ended June 30, 2025 mainly represented expenses incurred by the Company. Since the Company is a holding company with no operations, the expenses were not allowed to be carried forward and set off profits in subsequent periods according to Hong Kong tax laws.

The following table reconciles the statutory tax rate to the Group’s effective tax rate for the six months ended June 30, 2026, 2025 and 2024:

	For the six months ended June 30,
	2026	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)
Foreign taxes rate	0.0%	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Tax effects by locations:
Hong Kong
Non-taxable income	—	—	0.1%
Non-deductible expenses	—	—	—
Singapore
Non-deductible expenses	(11.4)%	—	—
Cayman Islands
Non-taxable income	47.9%	—	—
Non-deductible expenses	(45.6)%	(7.7)%	—
BVI
Non-deductible expenses	(0.2)%	—	—
Changes in valuation allowance	(7.2)%	—	—
Income tax benefits	—	8.8%	16.6%

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Deferred tax assets:
Allowance for credit loss	$11,290	$10,931
Depreciation of property and equipment	1,539	1,678
Write-downs of inventories	173,299	157,186
Net operating losses carry forwards*	145,321	117,213
Total deferred tax assets	$331,449	$287,008
Less: deferred tax assets valuation allowance	(331,449)	(287,008)
Total deferred tax assets, net	—	—

*	The net operating losses carry forwards of the entity in Hong Kong are $880,735 and $710,383 as of June 30, 2026 and December 31, 2025, respectively, which can be carried forward without an expiration date. As of June 30, 2026 and December 31, 2025, a full valuation allowance was recognized against the Group’s deferred tax assets, as the Group expects that it will not generate sufficient taxable profits in the future to utilize these net operating losses.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

19. Income Taxes (cont.)

Movement of the Group’s deferred tax assets during the years is as follows:

	As of
	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Beginning balance	$—	$159,704
Deferred income tax benefit recognized during the period/year	46,694	127,423
Deferred tax assets valuation allowance	(46,694)	(286,555)
Exchange rate differences	—	(572)
Ending balance	$—	$—

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2026, 2025 and 2024, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

20. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Group
New Harvest Investment Holdings Limited	Under the common control of Mr. Sit Hon, ceased to be related party since October 29, 2024
Mr. Sit Hon	Former controlling shareholder of Top Win Hong Kong from October 25, 2018 to October 29, 2024, and former director of Top Win Hong Kong from April 19, 2018 to October 29, 2024
Sora Venture Global Limited (formerly known as Pride River Limited)	Controlling shareholder of the Company, and it is ultimately controlled by Mr. Jason Kin Hoi Fang since November 2025
SORA Ventures	Ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025
Asia Strategy Partners LLC (“ASP LLC”)	Solely managed by SORA Ventures, which is ultimately controlled by Mr. Jason Kin Hoi Fang, who became the Group’s ultimate controlling shareholder in November 2025

b. Transactions with related parties

		For the six months ended June 30,
Name	Nature	2026	2025	2024
		(Unaudited)	(Unaudited)	(Unaudited)
New Harvest Investment Holdings Limited(1)	Lease expense of the office premise	$—	$—	$38,368
Mr. Sit Hon(2)	Transfer of life insurance policies	—	—	817,470
ASP LLC (3)	Unrealized gain on investment in equity securities	1,707,811	—	—

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

20. Related Party Transactions and Balances (con.)

(1)	The amount for the six month ended June 30, 2024, represented the lease expense charged by New Harvest for the lease of office premise at 33/F, Sunshine Plaza, 353 Lockhart Road, Wan Chai, Hong Kong. The amount represented the lease expense till October 29, 2024, the date that New Harvest ceased to be a related party of the Group.

(2)	On May 31, 2024, the Group resolved to dispose of the investments in Sun Life Insurance policy and BOC Life Insurance policy to Mr. Sit Hon at a consideration of $817,470. No gain or loss was recognized upon the disposal.

(3)	On August 27, 2025, the Company had made a portfolio investment amount of approximately $3,988,437 to ASP LLC, which represents around 9.93% of total portfolio in ASP LLC. ASP LLC is a Delaware limited liability company solely managed by SORA Ventures. For the six months ended June 30, 2026, unrealized gain on investment in equity securities were $1,707,811 and were reported as “unrealized gains on investment in equity securities, net” in the unaudited condensed consolidated statements of operations and comprehensive loss.

c. Balances with related parties

		As of
Name	Nature	June 30, 2026	December 31, 2025
		(Unaudited)	(Audited)
Sora Venture Global Limited (formerly known as Pride River Limited)(4)	Amount due from a related party	$5,957	$2,110
ASP LLC (5)	Investment in equity securities, non-current	5,185,711	3,477,900

(4)	The outstanding balance as of June 30, 2026 and December 31, 2025, represented the general and administrative expenses paid by the Group on behalf of Sora Venture Global Limited (formerly known as Pride River Limited). The balance was interest-free, unsecured, and repayable on demand.

(5)	The outstanding balance as of June 30, 2026 and December 31, 2025, represented the Group’s capital contribution of $3,988,437 to ASP LLC, adjusted for a subsequent fair value gain and loss recognized during the period/year. ASP LLC is solely managed by SORA Ventures.

21. Commitments and Contingencies

Commitments

The Group’s contractual obligations relating to bank borrowings, third party borrowing and convertible debts as of June 30, 2026 have been fully recognized as liabilities and disclosed in Notes 15, 16 and 17. Accordingly, the Group has no material unrecognized financial or capital commitments as of the reporting date.

Contingencies

As of June 30, 2026 and December 31, 2025, the Group was not a party to any legal or administrative proceedings, and there were no legal or regulatory proceedings, either individually or in the aggregate, that could reasonably foreseeably result or could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

AsiaStrategy
Notes to Unaudited Condensed Consolidated Financial Statements

22. Segment Information

The Group has one operating segment and one reportable segment. The Group’s chief operating decision maker is the Chief Executive Officer, who reviews the Group’s results on a consolidated basis for purposes of assessing performance and allocating resources.

The measure of segment profit or loss is net loss, which is the same measure reported in the unaudited condensed consolidated statements of operations and comprehensive loss. The CODM regularly reviews revenue, cost of revenue, selling and marketing expenses, general and administrative expenses, gains and losses on investments in equity securities and digital assets, and other segment items at the consolidated level. Other segment items primarily include interest income, interest expense, sundry income (expense), net, and income tax benefits.

The following table presents selected financial information for the Group’s single reportable segment:

	For the Six Months Ended June 30,
	2026	2025	2024
Revenue	$6,122,827	$4,387,569	$7,925,428
Cost of revenue	(5,982,436)	(4,212,332)	(7,384,144)
Selling and marketing expenses	(54,776)	(38,863)	(33,445)
General and administrative expenses	(1,063,769)	(658,888)	(626,536)
Unrealized losses on digital assets	(867,554)	—	—
Unrealized gains on investment in equity securities, net	1,263,002	—	—
Other segment items	(65,992)	(40,633)	(99,426)
Net loss of single operating segment	$(648,698)	$(563,147)	$(218,123)

The measure of segment assets is total consolidated assets as reported in the unaudited condensed consolidated balance sheets. Total segment assets were $36,992,685 and $39,723,888 as of June 30, 2026 and December 31, 2025, respectively.

23. Subsequent Events

On August 12, 2026, the Group entered into a non-binding memorandum of understanding with SORA Ventures and Kimber Labs Inc. (“Plume”) to explore the formation of a joint venture to develop and operate digital asset projects and share revenues. The memorandum is non-binding, and the joint venture remains subject to definitive documentation, internal approvals and regulatory requirements. As at the date of this Form 6-K, the Group is unable to reasonably estimate the financial impact of this matter.

On August 15, 2026, the Group entered into two separate share purchase agreements to dispose of its entire equity interest in AsiaStrategy SG. Under the first agreement, the Group agreed to sell 5,000 ordinary shares, representing 50.0% of the total equity of AsiaStrategy SG, to Asia Empire Development Limited, a British Virgin Islands (“BVI”) business company wholly owned by Mr. Sit Hon, for a total consideration of $5 million. Mr. Sit Hon served as the controlling shareholder of Top Win Hong Kong from October 25, 2018 to October 29, 2024, and as a director of Top Win Hong Kong from April 19, 2018 to October 29, 2024. Under the second agreement, the Group agreed to sell the remaining 5,000 ordinary shares, also representing 50.0% of the total equity of AsiaStrategy SG, to Sora Valiant Limited, a BVI business company wholly owned by Mr. Jason Kin Hoi Fang, who has been the ultimate controlling shareholder of the Group since November 2025, for a total consideration of $5 million. The closing of both transactions occurred on August 24, 2026. As a result of these transactions, the Group ceased to have any equity interest in AsiaStrategy SG.

As of August 24, 2026, the net asset value of AsiaStrategy SG was approximately $13.6 million, primarily comprising (i) an investment in DV8 of $15.6 million and (ii) an amount due to the parent company of $2.0 million. The disposal of the 50.0% equity interest to Asia Empire Development Limited, a party not under common control, is expected to result in a loss on disposal of approximately $1.8 million, which will be recognized in the consolidated statements of operations and comprehensive loss as a loss on disposal of a subsidiary. As of the date of this Form 6-K, $1 million of the total consideration has been received from Asia Empire Development Limited, and the remaining amount is expected to be settled within one year after the share purchase agreement date.

The concurrent disposal of the remaining 50.0% equity interest to Sora Valiant Limited is considered a transaction between entities under common control, as both AsiaStrategy SG and Sora Valiant Limited were under the common control of Mr. Jason Kin Hoi Fang immediately prior to the transaction. Accordingly, the difference of approximately $1.8 million between the consideration received and the carrying value of the net assets disposed will be recognized directly in equity as a reduction of additional paid-in capital. As of the date of this Form 6-K, $1 million of the total consideration has been received from Sora Valiant Limited, and the remaining amount is expected to be settled within one year after the share purchase agreement date.

The Group evaluated all events and transactions that occurred after June 30, 2026, other than the event disclosed above and elsewhere in these unaudited condensed consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.